Exhibit 99.1

Date: February 11, 2016	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LAKE SHORE GOLD CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 22, 2016
Record Date for Voting (if applicable) :	February 22, 2016
Beneficial Ownership Determination Date :	February 22, 2016
Meeting Date :	March 31, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	510728108	CA5107281084
COMMON DATED LEG EXP MAR 27/16	510728702	CA5107287024

Sincerely,

Computershare
Agent for LAKE SHORE GOLD CORP